Schedule "B" to Escrow Agreement

Acknowledgment and Agreement to be Bound

I acknowledge that the securities listed in the attached Schedule "A" (the "escrow securities") have been or will be transferred to me and that the escrow securities are subject to an Escrow Agreement dated May 12, 2025 (the "Escrow Agreement").

For other good and valuable consideration, I agree to be bound by the Escrow Agreement in respect of the escrow securities, as if I were an original signatory to the Escrow Agreement.

Dated November 17, 2025.

Where the transferee is not an individual:

Tether Investments S.A. de C.V.

   (signed) “[Redacted – Personal Information.]

Authorized signatory